SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MiX Telematics Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

60688N102

(CUSIP Number)

Marjorie Sybul Adams, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688N102
1. Names of Reporting Persons. 786 Partners LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 20,489,600
9. Sole Dispositive Power 0
10. Shared Dispositive Power 20,489,600
11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,489,600
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.71%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 60688N102
1. Names of Reporting Persons. 402 Fund LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 13,031,550
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,031,550
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,031,550
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.36%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 60688N102
1. Names of Reporting Persons. Ian Jacobs
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 240,700
8. Shared Voting Power 33,521,150
9. Sole Dispositive Power 240,700
10. Shared Dispositive Power 33,521,150
11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,761,850
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.11%
14. Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of MIX TELEMATICS LIMITED (the “Issuer”), having its principal executive offices at Howick Close, Waterfall Park, Midrand, South Africa 1686.

The Ordinary Shares over which Jacobs (as defined below) shares dispositive and voting power with 786 (as defined below) and 402 (as defined below), as applicable, are represented by American Depositary Shares (“ADSs”). Each ADS translates to 25 Ordinary Shares.

Item 2.	Identity and Background

This Schedule 13D is being filed by: (i) Ian Jacobs, a citizen of the United States of America (“Jacobs”), (ii) 786 Partners LP, a limited partnership organized under the laws of the State of Delaware (“786”) and (iii) 402 Fund LP, a limited partnership organized under the laws of the State of Delaware (“402” and together with Jacobs and 786, the “Reporting Persons”).

The principal business address of each Reporting Person is 2600 Island Blvd, Suite 405, Aventura, FL 33160.

402 GP LLC, a Delaware limited liability company (“GP”), is the general partner of each of 786 and 402. Jacobs is the managing member of GP. As such, Jacobs is in a position to determine the investment and voting decisions made by each of the Reporting Persons.

Each of Jacobs, 786 and 402 is primarily engaged in the business of investing in securities.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Considerations

786 may be deemed to be the beneficial owner of, in the aggregate, 819,584 ADSs, representing 20,489,600 Ordinary Shares, which were purchased by 786 for an aggregate purchase price of approximately $9,744,246.29, over which 786 shares dispositive and voting power with Jacobs.

402 may be deemed to be the beneficial owner of, in the aggregate, 521,262 ADSs, representing 13,031,550 Ordinary Shares, which were purchased by 402 for an aggregate purchase price of approximately $3,304,801.08, over which 402 shares dispositive and voting power with Jacobs.

Jacobs may be deemed to be the beneficial owner of, in the aggregate, (i) 819,584 ADSs, representing 20,489,600 Ordinary Shares, which were purchased by 786 for an aggregate purchase price of approximately $9,744,246.29, over which Jacobs shares dispositive and voting power with 786, (ii) 521,262 ADSs, representing 13,031,550 Ordinary Shares, which were purchased by 402 for an aggregate purchase price of approximately $3,304,801.08, over which Jacobs shares dispositive and voting power with 402 and (iii) 9,628 ADSs, representing 240,700 Ordinary Shares, which were purchased by Jacobs for an aggregate purchase price of $49,006.52.

The source of funding for the Ordinary Shares held by the Reporting Persons was the general working capital of the respective purchasers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares owned by them for investment purposes only. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase or sale of Ordinary Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Ordinary Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The following information with respect to the ownership of Ordinary Shares by each of the Reporting Persons is provided as of March 25, 2022.

Reporting Person	Amount beneficially owned	Sole power to vote or direct the vote	Shared power to vote or direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of	Percent of aggregate voting power
786 Partners LP	20,489,600	0	20,489,600	(2)	0	20,489,600	3.71	%(5)
402 Fund LP	13,031,550	0	13,031,550	(3)	0	13,031,550	2.36	%(5)
Ian Jacobs(1)	33,761,850	240,700	33,521,150 (4)		240,700	33,521,150	6.11	%(5)

(1)	Jacobs, by virtue of his relationship to GP, which is the general partner of 786 and 402 (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Ordinary Shares which 786 and 402 directly beneficially own. Jacobs disclaims beneficial ownership of such Ordinary Shares for all other purposes.
(2)	Represented by 819,584 ADSs, each such ADS representing 25 Ordinary Shares.
(3)	Represented by 521,262 ADSs, each such ADS representing 25 Ordinary Shares.
(4)	Represented by 819,584 ADSs owned directly by 786 and 521,262 ADSs owned directly by 402, each such ADS representing 25 Ordinary Shares, and 240,700 Ordinary Shares owned directly by Jacobs.
(5)	Based on the 552,726,638 Ordinary Shares outstanding as of December 31, 2021, as disclosed by the Issuer in its Form 10-Q (net of treasury shares) for the quarterly period ended December 31, 2021.

(c) Except as set forth below, the Reporting Persons have not effected any transactions in Ordinary Shares of the Issuer in the past sixty (60) days.

Reporting Person	Amount beneficially acquired		Price per Ordinary Share	Weighted Average Price per ADS	Date of transaction	Nature of transaction
786 Partners LP	250,000	(1)	$0.48	$11.99	February 14, 2022	On-market purchase through the NYSE
786 Partners LP	625	(2)	$0.48	$12.00	February 15, 2022	On-market purchase through the NYSE
786 Partners LP	1,207,750	(3)	$0.46	$11.57	February 25, 2022	On-market purchase through the NYSE
786 Partners LP	520,000	(4)	$0.46	$11.49	February 28, 2022	On-market purchase through the NYSE
786 Partners LP	2,511,825	(5)	$0.47	$11.75	March 1, 2022	On-market purchase through the NYSE
786 Partners LP	651,725	(6)	$0.47	$11.76	March 2, 2022	On-market purchase through the NYSE
786 Partners LP	1,814,050	(7)	$0.47	$11.71	March 3, 2022	On-market purchase through the NYSE
786 Partners LP	35,000	(8)	$0.47	$11.75	March 4, 2022	On-market purchase through the NYSE
786 Partners LP	114,100	(9)	$0.48	$11.93	March 11, 2022	On-market purchase through the NYSE
786 Partners LP	35,000	(10)	$0.48	$11.98	March 14, 2022	On-market purchase through the NYSE
786 Partners LP	1,409,950	(11)	$0.48	$11.99	March 15, 2022	On-market purchase through the NYSE
786 Partners LP	1,252,600	(12)	$0.48	$11.99	March 16, 2022	On-market purchase through the NYSE
786 Partners LP	117,050	(13)	$0.48	$11.99	March 17, 2022	On-market purchase through the NYSE
786 Partners LP	5,934,825	(14)	$0.48	$12.00	March 18, 2022	On-market purchase through the NYSE
786 Partners LP	654,775	(15)	$0.48	$12.00	March 21, 2022	On-market purchase through the NYSE
786 Partners LP	3,170,375	(16)	$0.48	$11.97	March 22, 2022	On-market purchase through the NYSE
786 Partners LP	809,950	(17)	$0.48	$11.97	March 23, 2022	On-market purchase through the NYSE

(1)	Represented by 10,000 ADSs, each such ADS representing 25 Ordinary Shares.
(2)	Represented by 25 ADSs, each such ADS representing 25 Ordinary Shares.
(3)	Represented by 48,310 ADSs, each such ADS representing 25 Ordinary Shares.
(4)	Represented by 20,800 ADSs, each such ADS representing 25 Ordinary Shares.
(5)	Represented by 100,473 ADSs, each such ADS representing 25 Ordinary Shares.
(6)	Represented by 26,069 ADSs, each such ADS representing 25 Ordinary Shares.
(7)	Represented by 72,562 ADSs, each such ADS representing 25 Ordinary Shares.
(8)	Represented by 1,400 ADSs, each such ADS representing 25 Ordinary Shares.
(9)	Represented by 4,564 ADSs, each such ADS representing 25 Ordinary Shares.
(10)	Represented by 1,400 ADSs, each such ADS representing 25 Ordinary Shares.
(11)	Represented by 56,398 ADSs, each such ADS representing 25 Ordinary Shares.
(12)	Represented by 50,104 ADSs, each such ADS representing 25 Ordinary Shares.
(13)	Represented by 4,682 ADSs, each such ADS representing 25 Ordinary Shares.
(14)	Represented by 237,393 ADSs, each such ADS representing 25 Ordinary Shares.
(15)	Represented by 26,191 ADSs, each such ADS representing 25 Ordinary Shares.
(16)	Represented by 126,815 ADSs, each such ADS representing 25 Ordinary Shares.
(17)	Represented by 32,398 ADSs, each such ADS representing 25 Ordinary Shares.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Items 3, 4 and 5 of this Statement is incorporated herein by reference into this Item 6.

Except as set forth in the Statement, the Reporting Persons named in Item 2 do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements puts or calls guarantees of profits division of profits or losses or the giving or withholding of proxies arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of March 25, 2022, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:        March 25, 2022

/s/ Ian Jacobs
Ian Jacobs

786 PARTNERS LP
By: 402 GP LLC, its general partner

By:	/s/ Ian Jacobs
Name: Ian Jacobs
Title: Managing Member

402 FUND LP
By: 402 GP LLC, its general partner

By:	/s/ Ian Jacobs
Name: Ian Jacobs
Title: Managing Member